UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                         Secured Financial Network, Inc
       ------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                   81372M10 1
       ------------------------------------------------------------------
                                 (CUSIP Number)

                                   Scott Haire
                      2225 E. Randol Mill Road, Suite 305
                             Arlington, Texas 76011
                                Tel. 817-633-9400
       ------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 1, 2006
       ------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), ss.240.13d-1(f) or ss.240.13d-1(g), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


-----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 81372M10 1
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1.   NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         H.E.B., LLC, a Nevada limited liability company.  EIN:  88-0381280
--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)   [_]
(b)   [_]

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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS                    PF

--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]

--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION               USA

--------------------------------------------------------------------------------

NUMBER OF                  7.    SOLE VOTING POWER:               9,431,900
SHARES BENE-
FICIALLY                   8.    SHARED VOTING POWER             14,431,900
OWNED BY
EACH REPORT-               9.    SOLE DISPOSITIVE POWER:          4,715,950
ING PERSON
WITH                      10.  SHARED DISPOSITIVE POWER           9,715,950

--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                 14,715,950

--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               54.7%

--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON                                           OO

--------------------------------------------------------------------------------

CUSIP No 81372M10 1
--------------------------------------------------------------------------------

1.   NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Virtual Payments Solutions, LLC, a Nevada limited liability company.
        EIN:  47-0882370

--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)   [_]
(b)   [_]

--------------------------------------------------------------------------------

3.   SEC USE ONLY

--------------------------------------------------------------------------------

4.   SOURCE OF FUNDS             OO

--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]

--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                       USA

--------------------------------------------------------------------------------

NUMBER OF                  7.    SOLE VOTING POWER:                5,000,000
SHARES BENE-
FICIALLY                   8.    SHARED VOTING POWER                       0
OWNED BY
EACH REPORT-               9.    SOLE DISPOSITIVE POWER:           5,000,000
ING PERSON
WITH                      10.  SHARED DISPOSITIVE POWER                    0

--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                             5,000,000

--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                 18.6%

--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON                                       OO

--------------------------------------------------------------------------------

CUSIP No. 81372M10 1
--------------------------------------------------------------------------------

1.   NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Scott Haire

--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)   [_]
(b)   [_]

--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------

4.   SOURCE OF FUNDS                                             OO

--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]

--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                       USA

--------------------------------------------------------------------------------

NUMBER OF                  7.    SOLE VOTING POWER:                    0
SHARES BENE-
FICIALLY                   8.    SHARED VOTING POWER          14,431,900
OWNED BY
EACH REPORT-               9.    SOLE DISPOSITIVE POWER:               0
ING PERSON
WITH                      10.  SHARED DISPOSITIVE POWER        9,715,950

--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                         14,715,950

--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       54.7%

--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON                                    IN

--------------------------------------------------------------------------------

Item 1. Security and Issuer

     This statement on Schedule 13D relates to the shares of Class A Common Stock, par value $.0001 per share (the "Common Stock"), of Secured Financial Network, Inc., a Nevada corporation (the "Issuer"). The Issuer's principal executive offices are located at 101 NE Third Avenue, Suite 1500, Ft. Lauderdale, Florida 33301.

Item 2. Identity and Background

     This statement is being filed by H.E.B., LLC ("HEB"), a Nevada limited liability company, Virtual Payments Solutions, LLC, a Nevada limited liability company ("Virtual Payment") eight-five percent (85%) of whose membership interest is owned by HEB, and Mr. Scott Haire, the sole manager of HEB. HEB, Virtual Payment, and the Related Person are sometimes collectively referred to as the "Reporting Persons." By virtue of HEB's ownership position in Virtual Payment, HEB may be deemed to be the beneficial owner of shares of the Issuer held by Virtual Payment. By virtue of Mr. Haire's position as sole manger of HEB, Mr. Haire may be deemed to be the beneficial owner of shares of Issuer held by HEB.

     The Related Person is a citizen of the United States. The Related Person's principal occupation or employment is as President of MB Software, Inc.

     The principal place of business and the principal office of each of HEB, Virtual Payment and the Related Person is located at 2225 E. Randol Mill Road, Suite 305, Arlington, Texas 76011. During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration

     Pursuant to the terms of a Stock Purchase Agreement dated September 5, 2005, HEB acquired (a) 4,715,950 shares of the Issuer's outstanding common stock held by Mr. Jeffrey Shultz, the Issuer's President and Chief Executive Officer, and (b) the sole right to vote an additional 4,715,950 shares also held by Mr. Shultz, for an aggregate purchase price of $100,000, plus 150,000 shares of VirtualHealth Technologies, Inc. held by HEB. Pursuant to the terms of the Stock Purchase Agreement, final payment of the purchase price was made, and the Issuer's shares were acquired, by HEB on November 1, 2006.

     In October, 2006, the Issuer acquired all of the issued and outstanding membership interests of VPS, LLC, a Nevada limited liability company, from Virtual Payment in exchange for (a) $400,000, plus (b) 5,000,000 newly issued shares of the Issuer's common stock, plus (c) 2,000,000 newly issued shares of Issuer's convertible preferred stock. The preferred stock is convertible into share of the Issuer's common stock at a conversion price of $1.00 per shares and may be converted (i) upon the sale of the Issuer, or (i) at any time by the holder thereof after the expiration of twelve months from the closing date of the acquisition. The preferred stock also carries a dividend of seven percent per annum.

Item 4.  Purpose of Transaction

     State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

          (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

          N/A

          (b)  An  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization  or  liquidation,   involving  the  issuer  or  any  of  its
     subsidiaries;

          N/A

          (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

          N/A

          (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          N/A

          (e) Any material change in the present capitalization or dividend policy of the issuer;

          As part of the consideration for the membership interest of VPS, the Issuer issued to Virtual Payment shares of preferred stock. The preferred stock in convertible into shares of common stock and carries a dividend of seven percent (7%). No other change in capitalization or dividend policy of the Issuer is being planned or proposed by the Reporting Persons at this time.

          (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

          N/A

          (g)  Changes  in  the   issuer's   charter,   bylaws  or   instruments
     corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

          As part of the acquisition of VPS described in Item 3. above, the Issuer's Certificate of Incorporation will be amended and restated to provide for preferred stock.

          (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          N/A

          (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

               N/A


Item 5. Interest in Securities of the Issuer

     (a) As of October 30, 2006, the Reporting Persons owned beneficially and of record 9,715,950 shares of the Issuer's common stock, and had the right to vote an additional 4,715,950 shares which together constitutes approximately 54.7% of the outstanding common stock of the Issuer.

     (b) The Reporting Persons are deemed to have shared voting power with respect to 9,715,950 shares of the Issuer's common stock and shared dispositive power with respect to 9,715,950 shares of the Issuer's common stock.

     (c) The Reporting Persons have not engaged in any transactions relating to the Company's securities during the past sixty days that are not reported in Items 1 and 3, above.

     (d) Except as described in this schedule, no person has the power to direct the receipt of dividends on or the proceeds of sales of the common stock owned by the Reporting Persons.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

     Except for the ownership and management rights of Mr. Haire with respect to HEB, and of HEB with respect to Virtual Payment described in Item 2 above, there are no agreements or relationships required to be disclosed under this Item 6.

Item 7. Material to be Filed as Exhibits.

     The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by ss.ss.240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.


Exhibit
Number      Description
-------   -------------------------------------

10.1 Stock Purchase Agreement dated as of September 5, 2006, by and between Mr. Jeffrey Shultz and H.E.B., LLC.

10.2 Membership Interest Purchase Agreement dated as of September 27, 2006, by and between Secured Financial Networks, Inc., and Virtual Payment Solutions, LLC



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


H.E.B., LLC


/s/ Scott Haire                                   Date: November 22, 2006
------------------------------
     Scott Haire, Manager



VIRTUAL PAYMENT SOLUTIONS, LLC


/s/ Scott Haire                                   Date: November 22, 2006
------------------------------
     Scott Haire, Manger


/s/ Scott Haire                                   Date: November 22, 2006
------------------------------
     Scott Haire